SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

VeriSign, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92343E10-2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92343E10-2	13G	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Science Applications International Corporation 95-3630868 SAIC Venture Capital Corporation 88-0447177

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Science Applications International Corporation Delaware SAIC Venture Capital Corporation Nevada

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		None

WITH
	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

- 0 -%

12.	TYPE OF REPORTING PERSON*

Science Applications International Corporation CO SAIC Venture Capital Corporation CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92343E10-2	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

VeriSign, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

487 East Middlefield Road Mountain View, California 94043

Item 2(a). Name of Person Filing:

Science Applications International Corporation SAIC Venture Capital Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

Science Applications International Corporation 10260 Campus Point Drive San Diego, California 92121

SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, Nevada 89109

Item 2(c). Citizenship:

Science Applications International Corporation Delaware SAIC Venture Capital Corporation Nevada

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

92343E10-2

CUSIP No. 412693103	13G	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Item 4 is hereby being amended and restated as follows:

(a)	Amount beneficially owned: - 0 -

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote None

(ii)	Shared power to vote or to direct the vote None

(iii)	Sole power to dispose or to direct the disposition of None

(iv)	Shared power to dispose or to direct the disposition of None

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 412693103	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Member of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003

Date
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ DOUGLAS E. SCOTT

Douglas E. Scott
Senior Vice President and General Counsel

SAIC VENTURE CAPITAL CORPORATION

By:	/s/ GIAN A. BROWN

Gian A. Brown
General Counsel